SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

31st March 2011

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

File No. 001-32846

CRH Chairman’s Letter to Ordinary Shareholders,

Notice of Annual General Meeting, Proxy Form

and 2010 Final Dividend Scrip Documentation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

	CRH plc The International Building Materials Group	Registered Office 42 Fitzwilliam Square Dublin 2 Ireland — TELEPHONE +353.1.634 4340 FAX +353.1.676 5013 E-MAIL crh42@crh.com WEBSITE www.crh.com

31st March 2011

To the holders of Ordinary Shares.

SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND OF 44.0 CENT PER SHARE TO BE PAID ON 9th MAY 2011

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to Shareholders in respect of the final dividend of 44.0 cent per share to be paid on the Ordinary Shares on 9th May 2011, subject to the approval of the dividend at the Annual General Meeting to be held on 4th May 2011.

The price of one New Share will be €15.35. Accordingly, your entitlement will be one New Share for every 43.607955 Ordinary Shares held where dividend withholding tax applies and for every 34.886364 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables Shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, as set out in a booklet dated September 2002, which has been sent to all Shareholders. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the booklet which summarises the likely tax consequences. If you require an additional copy of the booklet please contact Capita Registrars (Ireland) Limited at +353 1 8102400.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully, K. McGowan Chairman

Registered in Dublin

No. 12965

—

DIRECTORS:

K. McGowan Chairman

M. Lee Chief Executive

M.C. Carton

W.P. Egan (USA)

U-H. Felcht (German)

N. Hartery

J.M. de Jong (Dutch)

J.W. Kennedy

A. Manifold

D.N. O’Connor

J.M.C. O’Connor

W.I. O’Mahony

M.S. Towe (USA)

Secretary N. Colgan

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND FOR THE

YEAR ENDED 31st DECEMBER 2010

1.	Basis of Calculation

Shareholders on the Register on 11th March 2011, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the final dividend of 44.0 cent per Ordinary Share and a value for each New Share of €15.35. The value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 9th March 2011, being the day on which the Ordinary Shares were first quoted ex-dividend. The entitlement is one New Share for every 43.607955 Ordinary Shares held where dividend withholding tax applies and for every 34.886364 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and (b) trading on the Main Securities Market of the Irish Stock Exchange and the London Stock Exchange’s market for listed securities. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the final dividend, all Shareholders entitled thereto elected to receive New Shares instead of cash, a total of 20,333,091 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 2.87% in the Company’s existing issued Ordinary Share Capital (excluding Treasury Shares). If all Shareholders elected to receive cash the amount payable by the Company would be €312,112,958.96.

2.	Mandate Scheme

A Mandate may only be given in respect of all and not part of a shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Registrars (Ireland) Limited by 12 noon on 21st April 2011 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Registrars (Ireland) Limited, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2010 final dividend the latest time and date is 12 noon on 21st April 2011.

3.	If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 9th March 2011 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.	Timetable of Events

Ordinary Shares quoted ex-dividend	9th March 2011
Record Date for Dividend	11th March 2011
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	31st March 2011
Latest date for receipt of completed Election and Mandate Forms	21st April 2011
Latest date for receipt of notices of revocation	21st April 2011
Annual General Meeting	4th May 2011
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	6th May 2011
Despatch of definitive Share Certificates for New Shares	6th May 2011
Dividend payment date	9th May 2011
CREST accounts credited with New Shares	9th May 2011
Dealings expected to commence in the New Shares	9th May 2011

NOTICE OF MEETING

The Annual General Meeting of CRH plc will be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Wednesday, 4 May 2011 for the following purposes:

1.	To consider the Company’s financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2010.

2.	To declare a dividend on the Ordinary Shares.

3.	To consider the Report on Directors’ Remuneration for the year ended 31 December 2010.

4.	To re-elect the following Directors:

Ms. M.C. Carton

Mr. W.P. Egan

Mr. U-H. Felcht

Mr. N. Hartery

Mr. J.M. de Jong

Mr. J.W. Kennedy

Mr. M. Lee

Mr. A. Manifold

Mr. K. McGowan

Mr. D.N. O’Connor

Mr. W.I. O’Mahony

Mr. M.S. Towe

5.	To authorise the Directors to fix the remuneration of the Auditors.

6.	To consider and, if thought fit, to pass as a Special Resolution:

That, in accordance with the powers, provisions and limitations of Article 11(e) of the Articles of Association of the Company, the Directors be and they are hereby empowered to allot equity securities for cash provided that the sum of the nominal value of all allotments made pursuant to this authority in accordance with sub-paragraph (iii) of Article 11(e) and all Treasury Shares (as defined in Section 209 of the Companies Act, 1990) re-issued pursuant to Resolution 8 in the Notice of this meeting shall not exceed an aggregate nominal value of €12,214,000. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2012 or 3 August 2012.

7.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to purchase Ordinary Shares on the market (as defined in Section 212 of the Companies Act, 1990), in the manner provided for in Article 8A of the Articles of Association of the Company, up to a maximum of 10% of the Ordinary Shares in issue at the date of the passing of this Resolution. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2012 or 3 August 2012.

8.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to re-issue Treasury Shares (as defined in Section 209 of the Companies Act, 1990), in the manner provided for in Article 8B of the Articles of Association of the Company. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2012 or 3 August 2012.

Special Business

9.	To consider and, if thought fit, to pass as a Special Resolution:

That it is hereby resolved that the provision in Article 60(a) of the Articles of Association of the Company allowing for the convening of extraordinary general meetings by at least 14 clear days’ notice (where such meetings are not convened for the passing of a special resolution) shall continue to be effective.

For the Board, N. Colgan, Company Secretary,
42 Fitzwilliam Square, Dublin 2.
31 March 2011

Notes

(1)	The final dividend, if approved, will be paid on the Ordinary Shares on 9 May 2011.

(2)	Resolution 3 is an advisory resolution and is not binding on the Company.

(3)

In accordance with the provisions of the 2010 U.K. Corporate Governance Code, all Directors, with the exception of Ms. J.M.C. O’Connor who is retiring and is not seeking re-election, retire and offer themselves for re-election. Biographical details for each Director are set out on page 34 in the 2010 Annual Report.

(4)

Any member entitled to attend, speak, ask questions and vote at this Meeting may exercise his or her right to vote by appointing one or more proxies. A member may appoint the Chairman or another person, who need not be a member(s) of the Company, as a proxy, by electronic means or in writing, to vote some or all of their shares. A proxy form is enclosed.

(5)

To be valid, proxy forms must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof, to the Company’s Registrar, Capita Registrars (Ireland) Limited (“Capita Registrars”), to P.O. Box 7117, Dublin 2 (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7 (if delivered by hand), not later than 11.00 a.m. on Monday, 2 May 2011. Shareholders who wish to submit proxies by electronic means may do so by accessing either CRH’s website, www.crh.com, and selecting “Registrars” under “Shareholder Services” in the Investor Relations section or by accessing the Registrars’ website, www.capitaregistrars.ie and selecting “Login to Shareholder Services” under “Online Services”. To submit a proxy on-line shareholders are initially required to register for the service. Shareholders who do not receive a proxy form by post, or who wish to be sent paper copies of documents relating to the meeting, should contact Capita Registrars (Tel. +353 1 810 2400).

(6)

CREST members may appoint one or more proxies through the CREST electronic proxy appointment service in accordance with the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further information on CREST procedures and requirements is contained in the CREST Manual. The message appointing a proxy(ies) must be received by the Registrar (ID 7RA08) not later than 11.00 a.m. on Monday, 2 May 2011. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.

(7)

Pursuant to Section 134A of the Companies Act, 1963 and Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 p.m. on Monday, 2 May 2011 shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

(8)

Pursuant to Section 133B(1)(a) of the Companies Act, 1963 and subject to any contrary provision in company law, shareholders, holding at least 3% of the Company’s issued share capital, or at least 3% of the voting rights, have the right to put an item on the agenda, or table a draft resolution for an item on the agenda, of a general meeting. In the case of the 2011 Annual General Meeting, the latest date for submission of such requests/resolutions was 23 March 2011. Further information in relation to shareholders’ rights can be obtained from the CRH website, www.crh.com.

(9)	Shareholders entitled to attend the Annual General Meeting have the right to ask questions relating to items on the agenda.

(10)

Pursuant to Section 138 of the Companies Act, 1963, where a poll is taken at the Annual General Meeting, a shareholder, present in person or by proxy, holding more than one share need not cast all his/her votes in the same way.

(11)

A copy of this Notice, details of the total number of shares and voting rights at the date of this Notice, and copies of documentation relating to the 2011 Annual General Meeting, including proxy forms, can be obtained from the CRH website, www.crh.com.

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 9th March 2011 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH plc Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2. 2010 FINAL DIVIDEND - SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement THE NOTES BELOW EXPLAIN HOW TO DEAL WITH THIS FORM
Box A Registered holding of Ordinary Shares on 11th March 2011		Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an “X” to effect a mandate in respect of future dividends

*Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman’s Letter dated 31st March 2011 (the “Circular”) and the Terms and Conditions booklet dated September 2002 should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1	If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:

	(i)	To receive your maximum entitlement to New Shares in respect of the final dividend: take no action;

or

	(ii)	To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2	If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:

	(i)	To receive your maximum entitlement to New Shares instead of cash for the final dividend: sign and date this Form;

or

	(ii)	To receive your maximum entitlement to New Shares in respect of the final dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form;

or

(iii)

To receive a combination of New Shares and cash in respect of the final dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The final dividend will be paid in cash in respect of the Ordinary Shares on which no election is made;

or

	(iv)	To receive your total final dividend in cash: take no action. Do not return this Form. The final dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii), your completed Form or your notice of revocation, as the case may be, should be sent to Capita Registrars (Ireland) Limited, in the prepaid envelope provided, so as to arrive no later than 12 noon on 21st April 2011.

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 11th March 2011, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the final dividend for the year ended 31st December 2010, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other Shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid.

I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.

(1) Signature:	(2) Signature:

(3) Signature:	(4) Signature:

Dated:	Daytime Tel. No.
(in case of queries)
Notes:	1. All joint holders must sign.
2. A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
3. If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this form.

All enquiries regarding this Form should be addressed to Capita Registrars (Ireland) Limited, P.O. Box 7117, Dublin 2. Tel. +353 1 8102400, Fax +353 1 8102422. Completed Forms should be sent by post (in the prepaid envelope provided) to the same address or delivered by hand to Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

CRH plc Form of Proxy for the Annual General Meeting to be held on 4th May 2011

Please indicate with an “X” in the boxes below how you wish your votes to be cast.

Resolutions to be voted on are set out in detail in the Notice of the Meeting.
		For	Against	Vote Withheld See Note 3	CRH plc Form of Proxy for Annual General Meeting
1.	Consideration of financial statements and Reports of Directors and Auditors	☐	☐	☐	I/We the undersigned being an Ordinary shareholder/ shareholders of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting (see note 1)

2.	Declaration of a dividend	☐	☐	☐
3.	Consideration of Report on Directors’ Remuneration	☐	☐	☐

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11.00 a.m. on 4th May 2011 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit. This proxy may be exercised in respect of all/                     (see note 5) shares registered in my/our name(s). Names of all joint holders, if applicable (in block letters)

4.	Re-election of Directors:
	(a) M.C. Carton	☐	☐	☐
	(b) W.P. Egan	☐	☐	☐
	(c) U-H. Felcht	☐	☐	☐
	(d) N. Hartery	☐	☐	☐
	(e) J.M. de Jong	☐	☐	☐	1.
	(f) J.W. Kennedy	☐	☐	☐	2.
	(g) M. Lee	☐	☐	☐	3.
	(h) A. Manifold	☐	☐	☐	4.
	(i) K. McGowan	☐	☐	☐	Signed:
	(j) D.N. O’Connor	☐	☐	☐
	(k) W.I. O’Mahony	☐	☐	☐	Date:
	(l) M.S. Towe	☐	☐	☐
5.	Remuneration of Auditors	☐	☐	☐
6.	Disapplication of pre-emption rights	☐	☐	☐
7.	Authority to purchase own Ordinary Shares	☐	☐	☐
8.	Authority to re-issue Treasury Shares	☐	☐	☐
9.	Notice period for Extraordinary General Meetings	☐	☐	☐

Notes on completing proxy form:

1.	If it is desired to appoint another person as proxy the words “the duly appointed Chairman of the Meeting” should be deleted and the name of the proxy, who need not be a Shareholder of the Company, inserted instead. A Shareholder may appoint one or more proxies. If you would like to appoint more than one proxy, please contact the Company’s Registrars, Capita Registrars (Ireland) Limited, to receive an additional proxy form.

2.	Details in relation to Directors retiring at the 2011 Annual General Meeting and seeking re-election are set out in the Chairman’s Statement and the Directors’ Report in the 2010 Annual Report. This Report and other documentation relating to the 2011 Annual General Meeting (including the Notice of the Annual General Meeting) are available on the CRH website, www.crh.com.

3.	Please indicate how you wish your proxy to vote by placing an “x” in the appropriate box. A proxy is required to vote in accordance with any instructions given to him/her. The Vote Withheld option is provided to enable you to abstain on any particular resolution. It should be noted, however, that it is not a vote in law and will not be counted in the calculation of the proportion of the votes for and against the resolution. Unless otherwise directed, and in respect of any other resolutions moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

4.	This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be received by the Company’s Registrars, Capita Registrars (Ireland) Limited, either electronically or to P.O. Box 7117, Dublin 2 (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7 (if delivered by hand) not later than 11.00 a.m. on 2nd May 2011.

5.	If a proxy is not to have the authority to vote all shares registered in the name of the Shareholder, the Shareholder should specify the number of shares which may be voted by the proxy, where indicated above. Where the number of shares is not inserted, a proxy will be deemed to have authority to vote all of the shares registered in the Shareholder’s name.

6.	A Shareholder wishing to appoint a proxy by electronic means may do so by accessing either CRH’s website, www.crh.com, and selecting “Registrars” under “Shareholder Services” in the Investor Relations section or by accessing the Registrars’ website, www.capitaregistrars.ie and selecting “login to Shareholder Services” under “Online Services”. To submit a proxy on-line, Shareholders are initially required to register for the service.

7.	CREST members wishing to appoint a proxy electronically should refer to the notes to the Notice of the Annual General Meeting.

8.	Where the appointer is a body corporate this form must be under seal or under the hand of a duly authorised officer or attorney.

9.	In joint accounts the names of all joint holders should be stated. However, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

10.	The return of a proxy form will not preclude any member from attending the Meeting, speaking, asking questions and voting in person should he/she wish to do so.

CRH plc Annual General Meeting 2011 Holder Ref:
Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin, 4th May 2011 at 11.00 a.m.
Attendance Form Ordinary Shareholders
Please do not post this section of the form but present it personally to gain admittance to the meeting
Signature:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date:	31st March 2011	By:	/s/ Maeve Carton
M. Carton Finance Director